Exhibit 99.7

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	16:57 18-Oct-06

RNS Number:6843K

Wolseley PLC

18 October 2006

Wolseley plc confirms that Mr Adrian Barden, a person discharging managerial responsibility and Senior Vice President of Wolseley plc, has today exercised and sold the under-noted options under the Wolseley Executive Share Option Scheme 1989.

Name	No. of options	Exercise price	No. of shares	Sale price
	Exercised	per share (in	sold
		pence)

Mr A Barden	7,600	467.00	7,600	£12.24
	20,000	543.00	20,000	£12.24

Mr Barden now holds 19,735 shares in Wolseley plc.

FURTHER INFORMATION:

Wolseley plc

Tel: 0118 929 8700

Guy Stainer - Head of Investor Relations

Mark White - Group Company Secretary and Counsel

This information is provided by RNS

The company news service from the London Stock Exchange